Exhibit 99.1

Alterity Therapeutics (NASDAQ:ATHE, ASX:ATH) David Stamler, MD CEO November 2022

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2022 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Alterity is dedicated to creating an alternate future for people living with neurodegenerative diseases. Alterity means the state of being different Our goal is to modify the course of disease We’re here to disrupt the trajectory of illness and improve quality of life 3

• Developing disease modifying therapies • Novel drug candidate targeting proteins implicated in neurodegeneration of Parkinson’s Disease and related disorders • First indication: Multiple System Atrophy (MSA), a devastating disease with no approved treatments • Orphan Drug designation in the U.S. and EU • Phase 2 clinical trial ongoing • Strong patent portfolio • Significant R&D experience including 3 neurology drug approvals by US FDA 4 Investment Highlights

Experienced Leadership Team with Multiple FDA Approvals in Neurology

Alterity THERAPEUTICS

David Stamler, M.D.

Chief Executive Officer

Auspex/Teva | Abbott | Prestwick Xenoport | Fujisawa

- **3 FDA Approvals in Neurology**
- Former CMO, Auspex
- VP, Clinical Development & Therapeutic Head, Movement Disorders, Teva Pharmaceuticals
- Part of Teva's US$3.5 billion acquisition of Auspex in 2015
- Led development of AUSTEDO® (deutetrabenazine) for treatment of Huntington disease and Tardive dyskinesia, both approved in 2017

Kathryn Andrews, CPA

Chief Financial Officer

Antisense Therapeutics | Rio Tinto | Consultant

- Extensive experience advising private and public CFOs, mainly in the biotechnology sector
- Prior CFO and Company Secretary of Antisense Therapeutics Limited
- 15+ years in finance and accounting roles at Rio Tinto Limited and BP Australia Limited

Margaret Bradbury, Ph.D.

VP, Nonclinical Development

Auspex/Teva | Neurocrine | Merck

- Auspex - led strategic planning and program management in Huntington Disease chorea from IND through NDA filing
- Teva - led non-clinical development of several neuroscience programs

Cynthia Wong, M.P.H.

Senior Director, Clinical Operations

Auspex/Teva | Nextwave | Astex | Intermune | Impax Labs

- Clinical Operations leadership at Auspex/Teva.
- Led clinical trial activities for the registration study of AUSTEDO® in Huntington Disease chorea.
- Prior, led Phase 1-3 studies, including registration studies for marketing approval for Quillichew ER, Esbriet and Infergen.

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Parkinsonian Disorders: A Significant Unmet Need 6 Current therapies treat the symptoms and NOT the underlying pathology of disease PARKINSON’S DISEASE MSA PSP PARKINSONIAN DISORDERS • Parkinsonism is a syndrome of motor symptoms that includes slowed movement, stiffness and tremor • A major source of disability • Parkinsonian disorders also include atypical forms such as Multiple system atrophy (MSA) and Progressive supranuclear palsy (PSP) • “Atypical” as have prominent non - motor symptoms and a limited response to available treatments

Discovery and Development Portfolio in Neurodegenerative Diseases Program Indication Current Status Future Plans ATH434 Multiple System Atrophy Phase 2 Ongoing Expand enrollment globally BioMUSE Natural History Study Multiple System Atrophy Ongoing Partner: Enrolling up to 20 patients ATH434 Parkinson’s Disease Preclinical studies to optimize dosing Partner: Proof of concept study in Parkinson’s disease Drug Discovery Neurodegenerative diseases Discovery ongoing Generate new IND candidates 7

The Role of Alpha - Synuclein and Iron in Parkinsonian Diseases 8

Alpha-Synuclein: Critical for Normal Neuron Function



N'
C'

α-Synuclein

- α-Synuclein is an intracellular protein critical for normal function of neurons
- Native, unfolded protein enables neurotransmission
- α-Synuclein *aggregates* in Parkinson's Disease and Multiple System Atrophy

Our Strategy

- Inhibit misfolding and aggregation of intracellular α-Synuclein
- Target misfolding α-synuclein by redistributing loosely bound excess iron in areas of pathology
- Address underlying pathology of disease



Health
Disease
Physiological
Oligomers
Fibrils
Molecular species

Sources: Ritchie et al, 2012; DOI:10.4236/health.2012.431175; Bengoa-Vergniory et al, 2017.DOI 10.1007/s00401-017-1755-1

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Sources: Kaindlstorfer, J. Alzheimers Dis. 2018; Rodgers, J Neural Transm (Vienna). 2011 10 Oxidative Stress Neuroinflammation Iron Imbalance Iron: Critical in Disease Pathogenesis • α - Synuclein and iron are strong contributors to MSA pathology • Hallmark of MSA pathology is the accumulation of α - synuclein in glial cells and neuron loss in multiple brain regions • Adverse impact of increased labile iron • Promotes α - synuclein aggregation • Root cause of oxidative stress which damages intracellular structures and leads to neuroinflammation

Increased Brain Iron in Synuclein-related Diseases

Alterity THERAPEUTICS



Parkinson's disease
Substantia nigra (T)
Substantia nigra (pc)
Cerebellum
n = 7
n = 9
n = 8
n = 3
n = 13
n = 24
*
*
Patients
Healthy
0
10000
20000
30000
nmol iron/g of human brain

Dexter et al. Brain.1991



Advanced Quantitative MRI to measure brain iron
MSA
Control

Courtesy of P. Trujillo, D. Claassen



Multiple System Atrophy
Cerebral cortex
Caudate nucleus
Putamen (M)
Putamen (L)
Globus pallidus (M)
Globus pallidus (L)
Substantia nigra (T)
Cerebellum
n = 8
n = 11
n = 8
n = 10
n = 8
n = 10
n = 8
n = 8
n = 8
n = 9
n = 8
n = 11
n = 6
n = 9
n = 8
n = 12
*
0
10000
20000
30000
nmol iron/g of human brain

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Our Approach: Dual Mode of Action to Address the Underlying Pathology of Disease 12 Redistribute excess iron in the CNS of patients with Parkinsonian disorders Reduce α - synuclein aggregation and oxidative stress Rescue neurons in multiple brain regions to address underlying pathology Targeting protein misfolding and aggregation by binding and redistributing iron

ATH434: Disease Modifying Drug Candidate 13

ATH434: Potential Use in Multiple Indications 14 O R R OH N R N R ATH434 • Small molecule drug that reduces α - synuclein aggregation • Iron chaperone which redistributes loosely bound excess iron • Readily crosses the blood brain barrier • Oral agent for ease of use • Potential to treat various Parkinsonian disorders • Orphan Drug Designation granted by FDA and EU for the treatment of Multiple System Atrophy • Development pathway endorsed by FDA and EMA

Pharmacologic Actions of ATH434 15 Reduces α - synuclein aggregation Blocks increase in brain iron Inhibits oxidative stress in vivo 0 1 10 ATH434 ( M) 20 0 5000 10000 15000 Fe released (CPM) *** *** Redistributes loosely bound, excess iron Ligand Kd for Fe 3+ α - Synuclein ATH434 Transferrin 10 - 5 10 - 10 10 - 23 ATH434 does not interfere with normal iron trafficking proteins UL VEH ATH434 0 20 40 60 Fe (mg/kg) * ** Stronger binding VEH ATH434 0 100 200 300 400 8 - Isoprostane (% UL) * Sources: Davies et al, 2011; Finkelstein, et al, 2017; Harris WR, 2002. * P < 0.05, ** P < 0.01, *** P < 0.001

MPTP Mouse hA53T - syn Vehicle ATH434 0 2 4 6 ** ↓ α - Synuclein h A53T Mouse Preserves Neurons Total SNpc neurons W/T Vehicle ATH434 0 4000 8000 ** UL VEH ATH434 0 1 2 3 ** * - syn (OD) 0 1 3 10 30 80 C 0 3000 6000 Total SNpc neurons ATH434 (mg/kg) *** *** ** * ATH434 Reduces Alpha - Synuclein - related Neuropathology in Parkinson’s Disease Animal Models 16 Sources: Finkelstein, et al. Acta Neuropath Comm. 2017 | TG: transgenic, W/T: wild type, UL: unlesioned, C: control |* P < 0.05, ** P < 0.01, *** P < 0.001

ATH434 Reduces α - Synuclein - related Neuropathology and Improves Motor Function in MSA Animal Model 17 Vehicle ATH434 0.0 0.2 0.4 0.6 0.8 Relative to Total Protein ** α - Synuclein SN neurons 2000 4000 6000 Total SNpc neurons ** ** ** 0 3 10 30 WT ATH434 (mg/kg) 0 1000 2000 3000 4000 Number of GCI *** Glial inclusions *** *** 0 3 10 30 ATH434 (mg/kg) Motor Function Exp. #1 Striatal neurons Iron in SN Exp. #2 Sources: Finkelstein, et al. J. Parkinson’s Disease 2022; Heras - Garvin, et al. Mov. Disorders 2021 * P < 0.05, ** P < 0.01, *** P < 0.001

Multiple System Atrophy Clinical Development Program 18

Multiple System Atrophy (MSA) is a Rare, Neurodegenerative Disorder 19 • Characterized by Parkinsonism, uncoordinated movements, and/or impairment of the body’s involuntary (autonomic) nervous system • Blood pressure maintenance, bladder control, impaired balance and/or coordination that predisposes to falls • Development Strategy • Target early - stage MSA patients • Explore the effect of ATH434 treatment on biomarkers and clinical measures Sources: Poewe, et al, Nature Reviews, Disease Primer, 2022 8:56

MSA is Highly Debilitating and Rapidly Progressive 20 60% require wheelchair confinement within 5 years Sources: Fanciulli, Wenning. NEJM 2015;372:249 - 63 | Wenning et al, Movement Disorders, vol 37, No 6 2022 0 3 6 9 Years Premotor MSA Clinically Probable MSA Stage at which death can occur Clinically Established MSA

Phase 1 Clinical Trial Design Design: Randomized, double blind, placebo - controlled, healthy adult and older adults (≥65 years) Objectives: Assess safety and pharmacokinetics of ATH434 Pharmacokinetics: Plasma, cerebrospinal fluid (CSF) in two top multiple dose levels Safety: Adverse events, clinical labs, vital signs including orthostatics, 12 - lead ECGs 21 Single Ascending Doses (6A:2P/cohort) 50 mg 600 mg 300 mg 100 mg Multiple Ascending Doses (8A:2P/cohort) 100 mg bid 200 mg bid 250 mg bid ≥ 65 years

Phase 1 Achieved Target Drug Concentrations Associated with Efficacy in Animal Models 22 Plasma Profile after Single Dose Plasma and CSF Levels at Steady - State Administration • Rapid absorption after oral administration • Dose dependent pharmacokinetics • Single doses up to 600 mg • Multiple doses up to 250 mg bid • Mean elimination half - life up to 9.3 hrs 0 12 36 48 1 10 100 1000 10000 24 Hours post dose ATH434 in plasma (ng/mL) 50 mg 100 mg 300 mg 600 mg 0 50 250 100 150 200 CSF (ng/mL) 0 50 100 150 200 250 Plasma (unbound, ng/mL) r 2 =0.72 Plasma and CSF 1.5 hours post dose Plasma and CSF 11 hours post dose • CSF and free plasma levels strongly correlated and within 2 - fold of each other • CSF concentrations at steady state exceed those associated with efficacy in animal models of PD and MSA Source: Stamler et al. Neurology 2019; 92 (15 Suppl.)

Well - Tolerated with No Serious Adverse Events 23 Single Doses Placebo (N=8) 50 mg (N=6) 100 mg (N=6) 300 mg (N=6) 600 mg (N=6) Patients with ≥ 1 AE 3 (38%) 0 0 1 (17%) 1 (17%) Patients with AEs leading to Withdrawal 0 0 0 0 0 Patients with Serious AEs 0 0 0 0 0 Multiple Doses Placebo (N=8) 100 mg BID (N=8) 200 mg BID (N=8) 250 mg BID (N=8) 250 mg BID ≥65 (N=8) Patients with ≥ 1 AE 5 (63%) 3 (38%) 6 (75%) 4 (50%) 5 (63%) Patients with AEs leading to Withdrawal 0 0 0 0 0 Patients with Serious AEs 0 0 0 0 0 Source: Phase 1 clinical trial; Alterity data on file

Favorable Safety Profile • All AEs were mild to moderate in severity • Most common AE reported in ATH434 subjects was headache • Similar AE profile for adults and older adults (≥ 65 years) • No significant findings observed in vital signs, clinical labs or 12 - lead ECGs • Favorable cardiovascular safety profile 24 - 20 - 10 0 10 20 SBP (mmHg) Standing - Supine Placebo 100 mg bid 200 mg bid 250 mg bid 250 mg bid >65 ΔΔQTcF (msec) Concentration (ng/mL) No evidence of QT prolongation No effect on BP with Standing Source: Phase 1 clinical trial; Alterity data on file

bioMUSE: Biomarkers of Progression in MSA Natural History Study Design • Observational Objectives • Inform and de - risk Phase 2 • Identify biomarker endpoint(s) for treatment study • Evaluate the change in biomarkers and clinical manifestations Population • Early - stage MSA patients similar to Phase 2 population • ~20 participants Observation Period • 12 months Biomarkers • MRI: Iron (QSM/R2*), neuromelanin, regional blood flow (ASL) • Fluid: NfL protein (CSF, plasma), Aggregating α - synuclein (CSF), phos - α - synuclein (skin) • Wearable movement sensors Clinical Endpoints • Clinical: Motor exam, autonomic function, activities of daily living inventory, global measures of severity and change (clinician, patient) • Functional: Timed Up and Go, 2 min Walk Test 25

bioMUSE Natural History Study: Characterizing Early-Stage MSA

Advanced MRI methods



Identify "iron signature" in early MSA to differentiate from Parkinson's disease

New MRI Template



Improve precision of MRI biomarker quantification

Iron distribution in MSA


BM06
Controls
MSA patient
10th and 90th
median
Number of voxels
Iron/voxel
250
200
150
100
50
0
-0.1
-0.05
0
0.05
0.1
0.15
0.2
0.25
0.3
0.35
0.4

Novel strategies for measuring brain iron in individual regions

Alpha-synuclein Profiles


1000000
100000
10000
1000
100
Fluorescence
PD
MSA
Time →

Clear distinction of early MSA from Parkinson's disease

Wearable Sensors


40
35
30
25
20
15
10
5
0
Walking Time (min)
1-60
61-120
121-180
181-240
241-300
301-360
Days

Quantitative assessment of motor performance

Generating Robust Data to De-risk the Phase 2 Trial

Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022;

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Phase 2 Clinical Trial in Early - Stage MSA Patients Design • Randomized, double - blind, placebo controlled Objectives • Assess efficacy and safety of ATH434 in participants with MSA • Assess target engagement based on imaging and fluid biomarkers Population • Early - stage MSA participants who are ambulatory and have biomarker evidence of MSA Sample Size • N=60 at ~30 sites in Australia, New Zealand, Europe and the U.S. Treatment • 12 months • Three arms: Two dose levels of ATH434 or placebo Primary Endpoint • Change in iron content as measured by brain MRI Secondary Endpoints • Clinical: Activities of daily living inventory (UMSARS I), motor exam, autonomic function • Additional imaging biomarkers, fluid biomarkers (aggregating α - synuclein, NfL protein), wearable sensor data 27

Phase 2 Design and Primary Endpoint Source: Claassen,et al; MDS 2021 28 ATH434 High dose ATH434 Low dose Placebo Early MSA (N=60) 12 months treatment Brain iron correlates with disease severity in MSA Primary Endpoint: Change in Brain Iron on MRI y = 0.0017x + 0.1298 R² = 0.6269 0.30 0.25 0.20 0.15 0.10 0.05 0.00 Iron Content (GPe) 0 20 40 60 80 Unified MSA Rating Scale

Significant Commercial Opportunity in Treating Multiple System Atrophy 29 Severely debilitating illnesses with no current treatments are ripe for new entrants targeting what may be the actual cause of the disease. Substantial Unmet Need Motivated by efficacy of treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA. Strong Intent to Prescribe Twice daily oral administration of ATH434 preferred by physicians Ease of Use Inhibition of protein aggregation is a novel mechanism of action that may prove to impact more than motor symptoms. Unique MOA $550 - 725M Potential annual peak sales for ATH434 in the U.S. in MSA Source: Survey of U.S. neurologists

Alterity: Poised for Progress

Alterity THERAPEUTICS

- Targeting Orphan disease with no approved treatments
- bioMUSE Natural History Study de-risking Phase 2
- Phase 2 trial ongoing with lead drug candidate ATH434
- Development team with proven track record and multiple FDA approvals
- Drug discovery generating patentable compounds as next generation therapies
- Cash balance of 31.9 M AUD as of 30 Sept 2022

Milestones

- ✓ Q1 2022: Submit ATH434 European Clinical Trial Application (CTA)
- ✓ Q2 2022: Launch ATH434 Phase 2 Clinical Trial in New Zealand
- ✓ Q3 2022: Launch ATH434 Phase 2 in Europe
- ✓ Q3 2022: Present bioMUSE Natural History biomarker data
- ✓ 2H 2022: Submit ATH434 U.S. IND
- Q4 2022: Launch ATH434 Phase 2 in U.S.

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